Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Market Announcement

São Paulo, May, 17, 2017 – Ultrapar Participações S.A., in addition to the Market Announcement and the Material Notice released on December 12, 2016 and February 1, 2017, respectively, related to the analysis of the acquisition of Alesat Combustíveis S.A. by Ipiranga Produtos de Petróleo S.A., hereby informs that the Brazilian Antitrust Authority (“CADE”) extended the analysis period of the operation for further 60 days, as requested by the companies pursuant to article 88, paragraph 9, I of Law 12,529/2011.

Considering the concession of the additional period, the process shall be settled until July 17, 2017. This period may also be extended by a maximum of 30 (thirty) days, upon a justified decision by CADE.

The CADE’s Court of Appeals is not obliged to use the entire legal extension for analysis and may issue its decision before the date mentioned above.

Ultrapar will maintain its shareholders and the market informed of further developments related to the present matter.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)